ArcelorMittal acquires three coal mines in Russia

Luxembourg, 31 January 2008 – ArcelorMittal (“The Company”), the world's largest and most global steel company, today announces that it has signed agreements to acquire three coal mines and associated assets in Russia for a total consideration of US$720 million.

The Company will acquire a 97.59% stake in the Berezovskaya Mine together with a 99.35% stake in the Pervomayskaya Mine from OAO Severstal (“Severstal”) in Russia. Both mines produce coking coal and are located in the Kemerovo Region, Russia.

As part of the agreement ArcelorMittal will also acquire the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine.

Furthermore, it will acquire the Severnaya Coal Preparation Plant which is part of the Berezovskaya Mine and three companies that provide the mines with associated services.

The Company has also agreed to purchase 100% of the Anzherskoye mine. All the transactions are subject to regulatory approval.

Annual production from the three operating mines – which have a combined estimated total reserve of more than 140 million tons - is 3.14 million tons RoM in 2007. The Zhernovskaya-3 coal deposit has an additional estimated reserve of 46 million tons.

Commenting, Mr.Lakshmi N. Mittal, President and CEO, ArcelorMittal, said: "We are pleased to be acquiring these mines which will provide an important and competitive source of coking coal supplies for our steel production, raising our self-sufficiency from 10% to 15%. This acquisition also helps ArcelorMittal establish a presence in Russia, a fast growing market for steel production.”

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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